Exhibit 99.1

VEON completes the sale of its 50% stake in Wind Tre to CK Hutchison

Amsterdam, 7 September 2018 - VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a leading provider of connectivity and internet services for emerging markets, today announces the completion of the transaction to sell its 50% stake in Wind Tre to CK Hutchison Holdings Ltd. (“CK Hutchison”).

VEON expects to use cash proceeds from the sale, equal to EUR 2.45 billion (approximately USD 2.9 billion1), to reduce debt and for general corporate purposes. As a result of the completion of this transaction, the net pro-forma leverage ratio2 of the Group (“Group leverage”) is now approximately 1.7x, significantly below our previously announced target ratio of 2.0x.

In closing the transaction, VEON will record a net gain of approximately USD 1.2 billion3 in Q3 2018.

Ursula Burns, Executive Chairman of VEON, said: “We are pleased to announce the closing of the Wind Tre deal. As we’ve said before, this sale not only simplifies our Group structure, but also reinforces our emerging markets focus while crystallising value for shareholders, who can be confident that our dividend policy is underpinned by a strengthened balance sheet.”

About VEON

VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services. For more information visit: http://www.veon.com.

Disclaimer

This release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, the potential benefits of the transactions described above, the use of proceeds from the transaction, and VEON’s ability to successfully execute operating model and development plans. The forward-looking statements included in this release are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. Forward-looking statements involve risks and uncertainties, including, without limitation, the possibility that: all relevant closing conditions may not be met; and the expected benefits of the transactions may not materialize as expected or at all. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those express or implied by such forward-looking statements or assumptions. Certain

[1]	USD/EUR = 1.16
[2]	Q2 2018 Net debt/LTM EBITDA
[3]	Based on book value at Q2 2018

other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended 31 December 2017 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by VEON with the SEC. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain, or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014.

Contact information

Investor Relations

Richard James

ir@veon.com

Media and Public Relations

Maria Piskunenko

pr@veon.com